
14030143

mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 University Blvd Suite 800
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Daum 919-785-9264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blueridge Road, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/14

OATH OR AFFIRMATION

I, Chris Daum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMI Capital Advisors, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer Kozakowski Smith
Notary Public
Wake County
My Commission Expires
2/22/14
North Carolina

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMI CAPITAL ADVISORS, INC.

Financial Statements

December 31, 2013



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

FMI CAPITAL ADVISORS, INC.

Financial Statements

December 31, 2013

FMI CAPITAL ADVISORS, INC

Table of Contents

December 31, 2013



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

Board of Directors
FMI Capital Advisors, Inc.

Report of the Financial Statements

We have audited the accompanying statement of financial condition of FMI Capital Advisors, Inc. (a wholly owned subsidiary of FMI Corporation) (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMI Capital Advisors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 18, 2014

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2013

Assets		
Current assets:		
Cash and cash equivalents	$ 5,660,388	
Accounts receivable, less allowance for doubtful accounts of $39,458	711,035	
Prepaid expenses	8,703	
Total current assets		$ 6,380,126
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	13,140	
Accrued compensation	383,078	
Deferred revenue	748,284	
Due to related party	346,724	
Total current liabilities		1,491,226
Commitments		
Stockholder's equity		
Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	1	
Additional paid-in capital	177,248	
Retained earnings	4,711,651	
Total stockholder's equity		4,888,900
Total liabilities and stockholder's equity		$ 6,380,126

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2013

Revenues		$ 8,059,426
Costs and expenses:		
Salaries, compensation and benefits	4,665,537	
General and administrative	1,816,250	
Sales and travel	727,643	
Total costs and expenses		7,209,430
Net income		$ 849,996

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2012	275	$ -	$ 177,249	$ 3,861,655	$ 4,038,904
Net income				849,996	849,996
Balance, December 31, 2013	275	$ -	$ 177,249	$ 4,711,651	$4,888,900

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities		
Net income		$ 849,996
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	$ (472,403)	
Prepaid expenses	(4,061)	
Accrued compensation	(1,585,214)	
Accounts payable	(26,197)	
Deferred revenue	(1,702)	
Due to related party	346,724	
Total adjustments		(1,742,853)
Net cash used by operating activities		(892,857)
Cash and cash equivalents as of beginning of year		6,553,245
Cash and cash equivalents as of end of year		$ 5,660,388

See notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to the construction industry. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation ("Parent"), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the construction industry.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue and deferred revenue

Investment Banking - The Company enters into contracts with customers to provide investment banking services. These contracts generally contain an upfront fee with a success fee that is contingent upon the closing of a transaction. The Company records the upfront fee as deferred revenue and amortizes the amount to revenue over the estimated contractual relationship period of 12 months. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Valuation Services - The Company provides valuation reports and business appraisals. Generally, the services associated with the delivery of these reports and appraisals occur over a period of several months. The Company may receive an upfront payment or scheduled payments during the performance of the services. The Company has determined that delivery and performance under these contracts occurs upon the issuance of the final report to the customer. Therefore, any upfront or scheduled payments are recorded as deferred revenue until delivery of the final report occurs.

Other Services - The Company performs other consulting services that are billed at stated contractual rates based on an engagement letter. The Company recognizes revenue from these services upon the delivery of the service to the customer and when collection is reasonably assured.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Billable Expenses - The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. For the year ended December 31, 2013, included in revenue is approximately $402,000 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2013, the cost incurred and included in sales and travel expense approximated the related revenues.

Accounts Receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to operations expense in the period in which the related facts causing adjustment become known. As of December 31, 2013, management recorded an allowance for doubtful accounts of $39,458. Generally, the Company requires no collateral from its customers and do not assess finance charges on delinquent accounts.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were approximately $340,000 for the year ended December 31, 2013.

Income Taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending December 31, 2010. As of December 31, 2013, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2014, the date the financial statements were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, a management consulting and services firm serving the construction industry.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2013, included in general and administrative expenses was approximately $1,153,000 of allocated costs charged to the Company under the Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2013, the net amount of salary and benefits charged to the Parent by the Company was approximately $201,000.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the construction industry. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally- insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

One customer accounted for approximately 20% of total accounts receivable as of December 31, 2013. Two customers accounted for approximately 18% of total revenue for the year ended December 31, 2013.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2013, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2013 was approximately $359,000 and $19,000 was included in accrued compensation at December 31, 2013.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2013 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $99,415 at December 31, 2013, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital, as defined, of $4,880,197 which was $4,780,782 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.31 to 1.

SUPPLEMENTAL INFORMATION

FMI CAPITAL ADVISORS, INC. **Schedule 1**

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable, deferred revenue and accrued liabilities	$1,491,226
Net Capital	
Total stockholder's equity from statement of financial condition	$4,888,900
Less:	
Non allowable assets (deposit at FINRA)	8,703
Net capital	$4,880,197
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or 6.67% of Aggregate indebtedness)	$ 99,415
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 99,415
Excess net capital	$4,780,782
Percentage of aggregate indebtedness to net capital	31%

Note: The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2013

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2013.



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FMI Capital Advisors, Inc.

In planning and performing our audit of the financial statements of FMI Capital Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 18, 2014



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
FMI Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by FMI Capital Advisors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 18, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066206 FINRA DEC
FMI CAPITAL ADVISORS INC 17*17
210 UNIVERSITY BLVD STE 800
DENVER CO 80206-4658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curt Young 303-398-7273

2. A. General Assessment (item 2e from page 2) $ 20,148

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,980)

July 9, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,168

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,168

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,168

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMI Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of January, 2014.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,059,42

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 8,059,425

2e. General Assessment @ .0025 $ 20,148

(to page 1, line 2.A.)